









Exhibit 99.2

Precision DRILLING

Computershare

320 Bay Street, 14th Floor
Toronto, ON M5H 4A6
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual Meeting of Shareholders of Precision Drilling Corporation to be held on Thursday, May 14, 2026

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof, and the replacement of any nominee identified herein if such nominee becomes unable or unwilling to serve. Management knows of no such amendments, replacements or other matters.

Fold

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 AM (MDT) on Tuesday, May 12, 2026.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting the URL provided on the back of this proxy.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

025BCA

Appointment of Proxyholder

I/We being holder(s) of Precision Drilling Corporation hereby appoint:
Carey T. Ford or failing this person, Steven W. Krablin

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If you are appointing a proxyholder other than the Management nominees YOU MUST return your proxy by mail and go to http://www.computershare.com/Precision by 10:00 AM (MDT) on May 12, 2026 (or if the Meeting is postponed or adjourned, by 10:00 AM (MDT) two business days before the adjourned or postponed meeting is reconvened), and provide Computershare with the required information for your appointee so that Computershare may provide the appointee with a Invite Code via email. This Invite Code will allow your appointee to log in to and vote at the Meeting. Without a Invite Code your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Shareholders of Precision Drilling Corporation (the "Corporation") to be held via live audio webcast online at https://meetnow.global/M9JFRVX on Thursday, May 14, 2026 at 10:00 AM (MDT) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY `HIGHLIGHTED TEXT` OVER THE BOXES.

Fold

1. Election of Directors
Approving the following nominees for appointment to the Board of Directors of the Corporation for the ensuing year:

	For	Withhold		For	Withhold		For	Withhold
01. William T. Donovan	☐	☐	02. Carey T. Ford	☐	☐	03. Steven W. Krablin	☐	☐
04. Lori A. Lancaster	☐	☐	05. Susan M. MacKenzie	☐	☐	06. Dr. Kevin O. Meyers	☐	☐
07. David W. Williams	☐	☐	08. Alice L. Wong	☐	☐			

	For	Withhold
2. Appointment of Auditors Appointing PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Corporation and authorizing the Board of Directors to set the auditors' fees for the ensuing year.	☐	☐

	For	Against
3. Advisory Vote on Executive Compensation Accepting the Corporation's approach to executive compensation disclosed in the accompanying information circular on an advisory basis ('say on pay').	☐	☐

Fold

Signature of Proxyholder

Signature(s)

Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**
If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

DD / MM / YY

Signing Capacity

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist

PDAQ   390195   AR2

025BDE













Precision DRILLING

Computershare

320 Bay Street, 14th Floor
Toronto, ON M5H 4A6
www.computershare.com

Security Class

Holder Account Number

Fold

Voting Instruction Form - Annual Meeting of Shareholders of Precision Drilling Corporation to be held on Thursday, May 14, 2026

This Voting Instruction Form "VIF" is solicited by and on behalf of Management.

Notes to VIF

1. **You are receiving the enclosed proxy-related materials because you hold securities through Precision Drilling Corporation's Employee Share Purchase Plan.**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.
3. This VIF should be signed by you in the exact manner as your name appears on the VIF.
4. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
5. When properly signed and delivered, securities represented by this VIF will be voted as directed by you; however, **if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management at the meeting.**
6. The securities represented by this VIF will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with your instructions, on any ballot that may be called for and, if you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This VIF, when properly executed, confers discretionary authority on the appointee in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof, and the replacement of any nominee identified herein if such nominee becomes unable or unwilling to serve. Management knows of no such amendments, replacements or other matters.
8. This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

Fold

VIFs submitted must be received by 10:00 AM (MDT) on Tuesday, May 12, 2026.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting the URL provided on the back of this proxy.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

025BHA

Appointment of Proxyholder

I/We being holder(s) of Precision Drilling Corporation hereby appoint:
Carey T. Ford or failing this person, **Steven W. Krablin**

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If you are appointing a proxyholder other than the Management nominees YOU MUST return your proxy by mail and go to http://www.computershare.com/Precision by 10:00 AM (MDT) on May 12, 2026 (or if the Meeting is postponed or adjourned, by 10:00 AM (MDT) two business days before the adjourned or postponed meeting is reconvened), and provide Computershare with the required information for your appointee so that Computershare may provide the appointee with a Invite Code via email. This Invite Code will allow your appointee to log in to and vote at the Meeting. Without a Invite Code your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Shareholders of Precision Drilling Corporation (the "Corporation") to be held via live audio webcast online at https://meetnow.global/M9JFRVX on Thursday, May 14, 2026 at 10:00 AM (MDT) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
Approving the following nominees for appointment to the Board of Directors of the Corporation for the ensuing year:

	For	Withhold		For	Withhold		For	Withhold
01. William T. Donovan	☐	☐	02. Carey T. Ford	☐	☐	03. Steven W. Krablin	☐	☐
04. Lori A. Lancaster	☐	☐	05. Susan M. MacKenzie	☐	☐	06. Dr. Kevin O. Meyers	☐	☐
07. David W. Williams	☐	☐	08. Alice L. Wong	☐	☐			

2. Appointment of Auditors

	For	Withhold
Appointing PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Corporation and authorizing the Board of Directors to set the auditors' fees for the ensuing year.	☐	☐

3. Advisory Vote on Executive Compensation

	For	Against
Accepting the Corporation's approach to executive compensation disclosed in the accompanying information circular on an advisory basis ('say on pay').	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. If no voting instructions are indicated above, and the VIF appoints the Management Nominees, this VIF will be voted as recommended by Management.

If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

Signature(s)

Date
DD / MM / YY

Signing Capacity

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

PDAQ 390195 AR1

025BIE

Fold

Fold